CEN BIOTECH INC.

7405 Tecumseh Road East Suite 300

Windsor, Ontario

Canada N8T 1G2

June 26, 2020

CORRESPONDENCE FILING VIA EDGAR

Ms. Laura Crotty

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CEN Biotech Inc.
Registration Statement Filed on Form S-1
(File No. 333-239296)

Dear Ms. Crotty:

On behalf of CEN Biotech Inc. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 A.M. Eastern Time on Tuesday, June 30, 2020, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bahige Chaaban
Bahige Chaaban
Interim Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony L.G., PLLC